SCHEDULE OF COMPUTATION OF PERFORMANCE ADVERTISING QUOTATIONS

     Set forth below is a representative calculation of the cumulative total return performance quotation included in the Statement of Additional Information of American Century Strategic Asset Allocations, Inc.

     1. The cumulative total return of Strategic Allocation: Aggressive from February 15, 1996 (inception) to November 30, 1996 as quoted in the Statement of Additional Information, was 10.60%.

     This return was calculated as follows:

             (ERV - P)
         C = ---------
                 P

     where,

       C = cumulative total return
       P = a hypothetical initial payment of $1,000
     ERV = ending redeemable value of the hypothetical $1,000 payment at the end of the period.

     Applying the actual return figures of the fund for the period February 15, 1996 through November 30, 1996.

           (1,106-1,000)
     C =  ---------------
               1,000

     C = 10.60%